

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 5, 2007

Via U.S. Mail and Fax
Mr. Ryan R. Gilbertson
Chief Financial Officer
Northern Oil and Gas, Inc.
130 Lake Street West, Suite 300
Wayzata, MN 55391

> **Re:** **Northern Oil and Gas, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 11, 2007**
> **File No. 333-143648**

Dear Mr. Gilbertson:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Revise your disclosures and reference to the status of Northern Oil and Gas, Inc. as "development stage" in the financial statements and throughout your filing to "exploration stage" due to the implications of the term "development" in the oil and gas industry. Note that this comment also applies to any discussion of "development" projects or programs.

Business, page 14

2.   We note the disclosure indicating that the North Dakota Geological Survey currently estimates reserves in the Bakken formation to be 300 to 500 billion barrels. Tell us whether these estimates represent proved reserves and whether they are net to your interest. To the extent that these are not proved reserves or net to your interest, explain to us why you believe it is appropriate to disclose these amounts.

Description of Property, page 15

General Background, page 15

3.   Tell us the current, or most recent, production rates of the State 8-16 well. Provide similar information for the three additional Mission Canyon wells offsetting the State 8-16.

Reserves and Reservoir Potential, page 16

4.   Disclosure in the second paragraph of this section includes various assertions, including:

•   Nearly fifty wells in the county have produced more than 500 MBO;

•   The average Red River well will produce 305 MBOE;

•   Several wells have produced more than 1 MMBO; and,

•   Stringer #1 is expected to ultimately produce 2.28 MMBOE from the Red River.

        Supplementally, identify for us the evidence you have relied on in making these assertions.

5.   Regarding the information disclosed in Table 1, provide us the following:

  - Explain what the column labeled "Fm", and the values disclosed under that column, is intended to mean;

  - Indicate who prepared the estimates of "Best EUR"; and,

  - Tell us whether you have an interest in the identified wells or fields.

Abundant Opportunities, page 17

6.   Disclosure on this page indicates that much of Sheridan County has not "seen a bit" and has not been "shot". Revise this disclosure to explain, in plain terms, what you are tying to convey.

Lake Creek Prospect Area, page 18

7.   Disclosure in the first paragraph of this section indicates that the Comertown Field is a "classic stacked pay field". However, disclosure elsewhere in the Business section of your filing indicates that the area is un-drilled and seismic has not been used. If the area is un-drilled and seismic has not been used, explain to us the basis for your statement that the area is a "classic stacked pay" field.

Divide and Coalridge Prospect Areas, page 19

8.   We note your discussion of "high and tight" wells. Expand this discussion to explain what these terms mean in clear, plain language. Note that this comment applies to any similar instances of industry jargon appearing elsewhere in your filing.

9.   You indicate on page 21 that the Nielsen 13-35 is ultimately expected to produce 315 MBOE. Describe for us the evidence that supports this assertion. Note that this comment also applies to your assertion regarding the Morken #3.

10.   In view of disclosed results of the Nielsen 13-35 well, explain to us why the other three locations identified in the Lowell south feature have not been drilled.

11.   Disclosure at the end of the second paragraph on page 21 appears to include the results of certain pressure tests. Describe this information so that an average investor can understand what you are attempting to convey.

Summary, page 21

12.   Disclosure under this section suggests that successful application of 3-D seismic techniques will be important to you. In view of this, add risk factor disclosure indicating that 3-D seismic can provide no guarantees that hydrocarbons are present or, if present, will produce in economic quantities.

Reserves, page 22

13.   The disclosure indicating that you are "unable to estimate reserves until production comes on line" could reasonably be interpreted to indicate that you have identified reserves, and are simply waiting for the completion of additional work to establish the quantities of those reserves. However, we understand that you have completed no wells and have not identified any reserves. If our understanding is correct, revise your discussion reserves to clarify that you do not have any reserves.

Financial Statements

Notes to Unaudited Condensed Financial Statements, page F-6

Note 3 Significant Accounting Practices, page F-6

14.   We note that your balance sheet as of March 31, 2007 reports material amounts related to oil and natural gas properties. In view of this, revise the notes to your financial statements to disclose your accounting policies for oil and gas activities.

15.   Revise the notes to your financial statements to include the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Unaudited Pro Forma Condensed Statements of Operations, page F-21

16.   We note that you have presented of pro forma financial information reflecting the impact of the transaction between Kentex and Northern Oil and Gas. As this transaction has been treated and presented as a recapitalization, and not a business combination, presentation of pro forma financial information is not appropriate. Revise to remove this information.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant